UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

NexGenT, Inc.
(Exact name of issuer as specified in its charter)

Delaware	81-2578749
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

135 N. 2nd Avenue, 6th Floor
Phoenix, AZ	85003
(Address of principal executive offices)	(Zip Code)

(512) 648-6891
Issuer’s telephone number, including area code

Units

Class B Common Stock

Class B Common Stock Warrant

 (Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “NexGenT” or “the company” mean NexGenT, Inc., a Delaware corporation, and its consolidated subsidiaries.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1. BUSINESS

Purpose, Vision, & Mission

NexGenT’s mission with NGT Academy is to train 1 million cyber professionals by 2030. We aim to do so by providing students with access to robust online learning environments and instructor-led programs with a focus on hands-on skills training and project-based learning. Our training programs prepare students with the knowledge and skills needed to be effective in the fields of network engineering and cybersecurity.

Business Overview

The company was incorporated in Delaware on May 2, 2016. NexGenT was founded by two Air Force veterans who trained thousands of engineers for the military with top security clearances. They have combined the military-style training philosophy of job readiness with over 40 years combined working experience across network/systems engineering and cybersecurity into an immersive program designed to get people into careers in network engineering and cybersecurity.

NexGenT’s business plan has always been built from the ground up. The journey begins with an aspiring individual exploring a career in Information Technology. By offering immersive job readiness training programs our goal is to take aspiring professionals from zero to engineer in a matter of months versus two to four years of college. A student earning their first role, whether on their own efforts or through our job placement program, which includes career coaching and access to our employer network, is just the first milestone on their path to success. Students can continue to train with us, obtaining new industry certifications and specializations, as they move from apprenticeship/associate level to journeyman and beyond. After finding product market fit, NGT Academy has developed and continues to expand its cybersecurity and network engineering training products to serve students throughout their careers.

Our job-ready training programs, hands-on projects, certifications, and career coaching help our students to obtain the necessary knowledge, skills and credentials to land a job in Information Technology.

Product Offerings

IT Training Programs and Bootcamps

NGT Academy provides the following programs and bootcamps through its’ proprietary learning management system, and live technical instruction and career coaching services.

In 2022, NGT Academy provides the following programs and bootcamps

●	Full Stack Network Engineer program

●	Cybersecurity Accelerator program

●	EC-Council Certified Ethical Hacker (CEH) bootcamp

●	EC-Council Certified Network Defender (CND) bootcamp

While we have a strong focus in networking and cybersecurity, we plan to continue expanding the program offerings across other high demand specializations and careers in Information Technology.

Program and Post-Program Support. NGT Academy Students receive training through our online learning management system, participate in live online instructor-led classes, complete technical labs and projects, and are trained to obtain multiple IT certifications. Additionally, all NGT Academy students receive career services training (personal branding, job search, job application, and interviewing) as well as live career coaching throughout the program. Upon graduation, students are able to use their career service knowledge to actively search for jobs using the provided career services training, and may also be matched with employers via our career services employer network, and employer network partners. As students proceed through their program they are provided continuous support via live study groups, technical discussion threads, live instruction, coaching and mentorship, and student success accountability services.

Customized Enterprise IT Training

We offer a robust catalogue of learning modules to create customized training programs to meet the needs of our enterprise partners in corporate IT, government and even as partnership or joint ventures with traditional colleges and universities.

Planned Services:

Talent Marketplace.

The company intends to launch a talent marketplace in 2023. This marketplace and our matchmaking services will help all NexGenT students, graduates, and alumni increase their opportunities for job placement success and career advancement. The company is exploring new revenue streams associated with the Talent Marketplace including recruitment fees or subscription services for recruiters and companies looking to find top IT talent.

Virtual Learning Environments.

NexGenT is in the process of building our virtual reality learning environments to help students experience immersive training remotely blending offline to online. For example students will be able to take virtual field trips to data centers and or perform scavenger hunts to aid the learning experience with virtual reality.

Our Advantage

Students from all walks of life can apply to our programs that may have not been easily accessible to them due to the high rising costs of college education. In fact students in the United States have accumulated over $1 trillion dollars in student loan debt over the past decade alone, now totaling $1.7 trillion. It takes the average student 20 years to pay off their loans. We believe that NexGenT’s training programs are disruptive to this crisis by offering our students job ready skills training and industry certification opportunities for a fraction of the cost of a 4 year education. In addition to this, we also offer 100% employer sponsored tuition programs for eligible students who in exchange commit to work for the employer for two years. We believe education should be accessible for everyone and that the ideal education system should be based on real world skills training that employers demand. And lastly, it cannot leave people in large amounts of debt with degrees that do not prepare them to be job ready.

At the core of NGT Academy programs are hands-on, real world simulations.  In our full stack network security engineering program we require students to complete three different enterprise projects commonly needed by companies and their IT/Engineering teams. In our cyber security program students learn how to use the industry’s most prevalent cyber security tools in a series of labs and red/team blue team exercises.

In addition to hands-on learning, students will get 1-on-1 guidance from a career services professional who helps with resumes, cover letters, self-marketing and interview practice.

Lastly students will be invited to join an employer network with well over 100 employers (and growing) to help students find job placement in a timely fashion.

In addition, we believe some of our planned expansions including: our talent marketplace, our virtual learning programs, and enabling employers to pay for the training programs will further differentiate us from our competitors.

Market

Our services are primarily aimed at individuals seeking to secure networking and cybersecurity jobs or advance their skills. There will be 3.5 million unfilled cyber security jobs by end of 2022. This trend is expected to continue in 2023.

Total Cyber Security Job Openings in 2021 in US as of Oct 2021: 464,420 Openings

On top of the cyber skills gap job market, the edtech market, which consists of companies that introduce IT tools into the classroom to help enhance the learning experience, is primed for acceleration to a global digital annual expenditure of $227 billion in 2020 to $404 billion by 2025.

Competition

The IT education industry is highly crowded and competitive, and the company faces significant competition. As such, the company may be unable to acquire significant market share. However, we compete on the basis of our differentiation as a hands-on educator and with over 40 years working experience across networking, cyber security, and systems engineering. The founders have deep domain expertise across cyber and network security having trained thousands people in the military and in the civilian sector.

We compete with following:

●	Low-cost Courses or Video Base Training Alternatives. Coursera, Udemy, Pluralsight and Cybrary are just a few of the other companies we compete against. These companies offer low-cost, individual courses to their customers. We distinguish ourselves from these competitors by offering LIVE, hands-on, real world simulations and training environment that these low-cost providers can’t match.

●	Large Education Institutions. The company also competes with traditional universities that offer bootcamps such as Ed.xpro from MIT, Cybersecurity Bootcamp from Arizona State and the Cybersecurity Boot Camp at University of Texas.

Employees

As of May 1, 2022, we have 24 full-time employees and 1 part-time employees.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

Typically our industry is regulated at the state level. NGT Academy provides online and in-person training at our campus located in downtown Phoenix. NGT Academy is approved to operate as a Private Postsecondary Education school by the State Board of Arizona.

Intellectual Property

We don’t have any patent filed for our business. We do have trademarks filed.

Serial Number	Mark Name	Latest Status
87452699	FSNA	12/26/2017 - REGISTERED
87452731	ZERO TO ENGINEER	12/12/2017 - REGISTERED
87452759	NEXGENT	12/12/2017 - REGISTERED

Litigation

The company is involved in a lawsuit involving a lease with its former landlord, Hudson Gateway Place, LLC, brought by the landlord’s assignee, Creditors Adjustment Bureau, Inc., in the Superior Court of Santa Clara County, California. The lease was for the company’s previous space in San Jose, California, which the company was forced to leave in 2020. The complaint alleges breach of contract and sought money damages of approximately $246,000, as well as costs, attorneys’ fees, and other appropriate relief.

In July 2022, the Company negotiated a settlement with the landlord for $85,000, if all payments were made under the settlement. The Company is to make monthly installments of $2,500 over thirty-four months, beginning July 2022. In the event the Company defaults and fails to timely cure, judgment will be immediately entered in the amount of $245,969, which would be due and payable immediately. The Company intends and believes it will be able to timely make each monthly installment and does not believe it is likely the full judgment will become due and payable.

There are no other current legal proceedings against the company.

The Company’s Property

The company leases its office space in Phoenix, Arizona. The company leased the office space in 2021. The lease is for 5 years with an option to purchase the office space until December 31, 2021.In December of 2021, the company declined its option to purchase the office space. The company will continue to reside in the office space as a lessee per the terms of its lease agreement.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General

We were formed as a Delaware corporation on May 2, 2016. The company offers military grade cyber security and network engineer training programs. The company’s business model is to sell its programs directly to consumers. Most of our recent customers enter into an income sharing arrangement with the company. The company also offers its programs to enterprise customers for training and hiring purposes.

The company receives revenues from our customers for providing educational services and related finance revenue associated with Income Sharing Agreements (ISA). Cost of revenue consists primarily of expenses associated with technology costs to store and deliver educational content. Cost of revenue also includes costs, such as salaries and non-employees whose primary responsibilities relate to supporting the delivery of educational content and overseeing guided cohorts.

Results of Operations

The following summarizes the results of our operations for our fiscal year ended December 31, 2021, as compared to the fiscal year ended December 31, 2020:

	Fiscal Year Ended December 31,
	2021	2020	$ Change
Revenues	$3,196,168	$2,837,386	$358,782
Cost of revenues	$1,929,399	$1,630,790	$298,609
Gross Profit	$1,266,769	$1,206,596	$60,173
Total operating expenses	$5,398,647	$4,458,517	$940,130
Operating loss	$(4,131,878)	$(3,251,921)	$(879,957)
Total other (income) expense	$2,031,476	$(45,545)	$2,077,021
Loss before provision for income taxes	$(6,163,354)	$(3,206,376)	$(2,956,978)
Provision for income taxes	$0	$800	$(800)
Net loss	$(6,163,354)	$(3,207,176)	$(2,956,178)

Revenues

Revenues increased by $358,782 (or 12.6%) to $3,196,168 for the year ended December 31, 2021 (“Fiscal 2021”) from $2,837,386 for the year ended December 31, 2020 (“Fiscal 2020”). The increase in revenue occurred because of increased collections on ISA contracts and additional purchases of ISA’s from our Third Party Finance Company (“TPFC”)TPL, which improves our realization rates on such contracts.

Cost of Revenues

The cost of net revenues increased by $298,609 (or 18.3%) to $1,929,399 in Fiscal 2021 from $1,630,790 for Fiscal 2020. The increase in cost of revenues was due to the need for servicing a greater number of students in the NexGenT programs. Our gross margins were 42% and 43% in Fiscal 2021 and Fiscal 2020, respectively.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. The Company recorded total operating expenses of $5,398,647 in 2021 compared with $4,458,517 in 2020. The increase of $940,130 (or 21.1%) in our total operating expenses was due to:

●	A $745,511 increase in general and administrative expenses due to an increase in the number of employees.

●	A $303,412 increase in sales and marketing expenses related to an increase in the number of Sales Employees.

●	A $108,793 decrease in research and development related to a decrease in the number of Tech Dev employees.

Total other (income) expense

During 2021, the Company impaired a note receivable and related interest totaling $2,027,000, which is the primary reason for differences compared to 2020.

Net loss

Accordingly, the Company’s net loss increased by $2,956,178 to $6,163,354 in Fiscal 2021 from $3,207,176 in Fiscal 2020.

Liquidity and Capital Resources

As of December 31, 2021, we have primarily been funded from revenues generated by the sale of our products, the sale of our securities, and our Series A funding proceeds as well as the sale of $525,000 in SAFE agreements. As of December 31, 2021, the Company had approximately $1,809,572 in cash and cash equivalents on hand.

The Company leased a facility in San Jose, California under a non-cancellable operating lease that expired in June 2021. Minimum base rent ranged from $15,142 to $16,064 during the lease term. Minimum lease payments under the lease were approximately $96,000 during 2021. The Company vacated the offices in 2020 and stopped paying rent. The Company has accrued approximately $207,000 and $110,000 for unpaid base rent as of December 31, 2021 and 2020.

In 2021, the landlord of the San Jose lease filed a lawsuit against the Company for non-payment of rent pursuant to the terms of the lease. In July 2022, the Company negotiated a settlement with the landlord for $85,000, if all payments were made under the settlement. See Note 9 in the accompanying financial statements for details on the settlement.

In August 2021, the Company leased a facility in Maricopa County, Arizona. The lease commenced September 1, 2021 and expires August 31, 2026. Minimum base rent ranges from $14,167 to $20,542 during the lease term.

Total rent expense for the years ended December 31, 2021 and 2020 amounted to $202,545 and $197,909, respectively.

In August 2022, the Company agreed with its TPFC to buy back a number of contracts that said partner was in the process of purchasing from the Company. The total of the buyback amount was settled at $444,150, including $423,000 of previously received funds, plus 5 percent in fees. The liability for the buyback is split between current and non-current based on the agreed upon repayment schedule.

If existing capital and operational revenues are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

The Company sold 22,250 shares in its Regulation A offering which terminated on May 1, 2022.

Trend Information

Our current focus is on scaling the sales of our Hybrid Accelerator program to 250+ per month. This will require a continual improvement process of our sales scripts as well as a highly controlled increase in our Sales Team members and our associated marketing & advertising spend.

Along with these activities we plan to recruit for several key c-suite level roles. We also plan to launch over 5 IT certification bootcamps to provide continuous education to our students well after they finish our immersive programs. We will also start the R&D process for evaluating other programs we will create including but not limited to Block Engineering, Cloud, Machine/AI Learning, Technical Sales, Data Science, and Software Engineering.

Our key planned activities and milestones to achieve our next 18-month plan of operation includes the following:

-	Focus on getting to cash flow positive

-	Hiring experienced C-level suites

-	Hiring more trainers and preparing for adding cyber additional programs

-	Launching our FREE Basic cyber training bootcamp for online

-	Launching our Systems Engineering track

-	Winning several key government IT training contracts

-	Launching over 10+ Cyber Certification Bootcamps

-	Building v2 of our Learning Management System and building AI into it to maximize learning retention, accelerate training, and enhancing the online learning experience

-	Launch our apprenticeship programs with our partners

-	Acquire smaller companies to accelerate growth

-	Lastly launching our ‘Project VNOC’ using Virtual Reality to Blend Offline to Online

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

As of December 31, 2021, the Company’s executive officers and directors are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Terry Kim	Chief Executive Officer	43	2016 – Present	Full-time
Jacob Hess	Chief Academic Officer	38	2016 – Present	Full-time
Robert Kao*	Chief Operating Officer	42	2019 – July 2022	Full-time
Directors:
Terry Kim	Director	43	2016 – Present	N/A

Jacob Hess	Director	38	2016 – Present	N/A
Significant Employees:
Steve Tarr	Director of Finance	53	2020 – Present	Full-time
Michael Nobiletti	Head of Sales, Employer Relations, & Business Development	37	2020 – Present	Full-time

*	Mr. Kao terminated his employment with the company on July 31, 2022

Terry Kim, Chief Executive Officer, Director:

Terry Kim is the Co-Founder and CEO of NexGenT Inc and NGT Academy creating job ready certified engineers trained on the latest technologies. Prior to founding the company, Mr. Kim has been in the IT industry for over 22 years and is passionate about inspiring, creating, and empowering the next generation IT workforce. He has worked for Cisco Systems as a Systems Engineer and Arista Networks and has trained thousands of IT engineers for the military while serving in the U.S. Air Force. Mr. Kim has also been through three startup business accelerator programs (Atlanta Ventures Accelerator, AngelPad and YCombinator), where he has furthered his knowledge in starting and growing companies.

Jacob Hess, Chief Academic Officer, Director:

Jacob Hess is Co-Founder, Chief Academic Officer, and Technical Instructor at NexGenT. Before founding NexGenT with Terry Kim in 2016, Jacob was a Systems Engineer at TekLinks Inc (2014 - 2016), Chief Operating Officer at CheckAction LLC (2013 - 2014), Network Engineer at Keesler Federal Credit Union (2008 - 2013), and a Technical Instructor at the United States Air Force (2001 - 2008) where he taught up and coming Network Engineers for the military. Jacob holds an AAS in Electronic Systems and an AAS in Technical Instruction along with a Teaching Practicum, and holds multiple IT certifications such as the Cisco Certified Network Professional from Cisco Systems. Jacob has also been through three startup business accelerator programs (Atlanta Ventures Accelerator, AngelPad and YCombinator), where he has furthered his knowledge in business development. As CAO at NexGenT, Jacob oversees the Academic Group, training program development, student success, and the instructor team. Jacob is also an instructor himself, and participates in instruction as well as course and program development in addition to overseeing the Academic Group.

Robert Kao, Chief Operating Officer

As COO, Robert oversees growth and product development. He has over 15 years as a serial entrepreneur founding multiple companies in mobile security and logistic software. Prior to joining NGT Academy in September 2019, Robert has held many positions overseeing growth of various business units. From 2018 to 2019, he served as the General Manager growing B2B business at CommonBond, a student loan refinancing company. Prior to that, Kao has helped portfolio companies grow at Citi Ventures from 2016 to 2018.

A developer at heart, Robert started out his career developing financial trading systems and BlackBerry apps for investment banks. Robert’s passion for helping others also led him to co-author many self-help tech titles and advise other startups entrepreneurs. Robert graduated from Columbia University and currently enjoys spending his spare time with wife and kids playing tennis and golf.

Steve Tarr, Director of Finance

Steve Tarr is the Director of Finance & Operations for NGT Academy. He is a business improvement and growth specialist with a strong financial organization, analysis, and reporting background. Steve has over 25 years of private equity, business management, and start-up experience. Prior to joining NGT Academy in February 2020, Steve was the CFO for Austin, TX based Amplifier where he helped scale revenue from $4M to over $18M in 4 years. Before Amplifier, he spent time as Head of Finance at SmithCo Investments, a Private Family Office, and as a Managing Director at Prime New Ventures, a $150M Austin-based VC group. In addition, Steve was a Founding Partner of Dominion Equities, L.P., a Private Equity consulting group, where he actively provided business, financial, and fundraising strategy to emerging growth companies for 15 years.

Steve graduated with Honors in 1991 from the University of Tulsa where he received a BS in Economics & Mathematics. In 1995, he also received his MBA with a concentration in Finance & Entrepreneurship from the McCombs Graduate School of Business at the University of Texas in Austin.

Michael Nobiletti, Head of Sales, Employer Relations, & Business Development

At NGT Academy, Michael leads the B2B sales team in selling our training and hiring solutions into enterprise organizations. He is an entrepreneur and sales leader with 15 years of experience, specializing in talent acquisition and development. He started his career selling recruitment solutions at Yahoo! HotJobs before founding Rollinglobe, an online travel platform turned recruitment firm for the world’s largest travel agencies. Rollinglobe was one of only ten companies selected to join NYC-based tech accelerator, Entrepreneurs Roundtable Accelerator, in the winter of 2015. Michael holds a Bachelor’s of Science degree from Fairfield University in Marketing with a concentration in Integrated Communications.

Compensation Of Directors and Executive Officers

For the fiscal year ended December 31, 2021 we compensated our three highest paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Terry Kim	Chief Executive Officer	$241,667		—	$241,667
Jacob Hess	Chief Administration Officer	$142,500	$		$142,500
Robert Kao	Chief Operating Officer	$211,500		—	$211,500

For the fiscal year ended December 31, 2021, we did not pay our directors in their capacity as directors. There are two directors in this group.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The tables below show, as of December 31, 2021, the security ownership of the company’s directors, executive officers owning 10% or more of the company’s voting securities and other investors who own 10% or more of the company’s voting securities.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Common Stock	Terry Kim	23,934,085 shares of Class A Common Stock	17,905,595 Options	60.34%
Common Stock	Jacob Hess	10,006,395 shares of Class A Common Stock	7,809,885 Options	30.07%
Common Stock	All executive officers and directors as a group (3 individuals)	33,940,480 shares of Class A Common Stock	28,215,480 Options	78.04%
Series A-1 Preferred Stock	Altos Ventures (3)	29,630,885 shares of Series A-1 Preferred Stock	0	46.67%
Series A-1 Preferred Stock	SherpaVentures Fund II, LP	19,477,250 shares of Series A-1 Preferred Stock	0	30.68
Series A-2 Preferred Stock	YC Holdings II, LLC	507,920 shares of Series A-2 Preferred Stock	0	92.71%
Series A-3 Preferred Stock	G Ventures II, LP	1,880,825 shares of Series A-3 Preferred Stock	0	24.32
Series A-3 Preferred Stock	YC Holdings II, LLC	1,880,830 shares of Series A-3 Preferred Stock	0	24.32%
Series A-4 Preferred Stock	Mandra iBase Limited	6,520,865 shares of Series A-4 Preferred Stock	0	70.27%
Series A-4 Preferred Stock	Pioneer Fund – NG LLC	1,003,210 shares of Series A-4 Preferred Stock	0	10.81%
Series A-5 Preferred Stock	5 Parts Investments LLC	1,504,660 shares of Series A-5 Preferred Stock	0	17.39%
Series A-5 Preferred Stock	Bragiel Brothers I, L.P.	1,504,660 shares of Series A-5 Preferred Stock	0	17.39%
Series A-5 Preferred Stock	Mandra iBase Limited	3,761,660 shares of Series A-5 Preferred Stock	0	43.45%
Series A-6 Preferred Stock	Liquid 2 Ventures, L.P.	4,514,265 shares of Series A-6 Preferred Stock	0	83.33%
Series A-6 Preferred Stock	Tri-Lead Capital Inc.	902,850 shares of Series A-6 Preferred Stock	0	16.66%
Series A-7 Preferred Stock	AngelPad Fund IIa, L.P.	1,128,665 shares of Series A-7 Preferred Stock	0	22.22%
Series A-7 Preferred Stock	Kevin Moore SSMTT GST Exempt Trust	1,128,665 shares of Series A-7 Preferred Stock	0	22.22%
Series A-7 Preferred Stock	Kevin Moore SSMTT GST Nonexempt Trust	1,128,665 shares of Series A-7 Preferred Stock	0	22.22%
Series A-7 Preferred Stock	Stuart Pollard	564,330 shares of Series A-7 Preferred Stock	0	11.11%
Series A-7 Preferred Stock	Tidhar Carmeli	1,128,665 shares of Series A-7 Preferred Stock	0	22.22%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o 135 N. 2nd Ave., 6th Floor, Phoenix, Arizona 85003.

(2)	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

(3)	Altos Ventures managers shared in the following vehicles: Altos Hybrid 2 BF, LLC, Altos Hybrid 2 BL, LLC, Altos Hybrid 2 D, LLC, Altos Hybrid 2 N, LLC, Altos Hybrid 2 P-FIO, LLC, Altos Hybrid 2 P-M, LLC, Altos Hybrid 2 P-MSF, LLC, Altos Hybrid 2 V, LLC and Altos Hybrid 2, L.P.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On December 15, 2020, the Company lent $50,000 to Staff Ninja, LLC (“Staff Ninja”) pursuant to a signed promissory note (the “2020 Staff Ninja Note”). The 2020 Staff Ninja Note bears simple interest at a rate of 0.15% per annum and matured on December 15, 2022. Staff Ninja is owned and operated by the company’s two founders, Terry Kim and Jacob Hess.

On April 9, 2021, the Company lent an additional $50,000 to Staff Ninja pursuant to a signed promissory note (the “April 2021 Staff Ninja Note”). The April 2021 Staff Ninja Note bears simple interest at a rate of 0.12% per annum and matures on April 9, 2023.

On July 14, 2021, the Company lent an additional $50,000 to Staff Ninja pursuant to a signed promissory note (the “July 2021 Staff Ninja Note”). The July 2021 Staff Ninja Note bears simple interest at a rate of 0.12% per annum and matures on July 14, 2023.

ITEM 6. OTHER INFORMATION

On November 8, 2021, the Company commenced a Regulation A offering.  On May 1, 2022, the Company terminated the offering.

ITEM 7. FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

NEXGENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

NexGenT, Inc.

Opinion

We have audited the accompanying financial statements of NexGenT, Inc. (a Delaware corporation, the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses, has negative cash flows from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

January 20, 2023

NEXGENT, INC.

BALANCE SHEETS

	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$1,809,572	$6,014,395
Accounts receivable, net	106,672	395,217
Income sharing agreements receivable	276,970	1,036,094
Inventory	64,978	15,087
Prepaid expenses and other current assets	439,600	20,833
Total current assets	2,697,792	7,481,626
		-
Accounts receivable, net of current portion	-	68,800
Income sharing agreements receivable, net of current portion	2,558,345	921,578
Fixed assets, net	147,112	103,813
Due from related party	150,250	50,100
Notes receivable and accrued interest	-	2,027,000
Deferred offering costs	137,226	-
Other assets	40,667	-
Total assets	$5,731,392	$10,652,917

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$50,176	$192,056
Accrued liabilities	430,488	270,948
Deferred revenue	69,631	63,901
Income sharing agreement deposits	379,096	518,067
Other current liabilities	74,025	-
Total current liabilities	1,003,416	1,044,972

Shareholder loan	1,817	-
SAFE Notes	525,000	-
Other non-current liabilities	370,125	-
Total liabilities	1,900,358	1,044,972

Commitments and contingencies (Note 5)	-	-

Stockholders’ Equity:
Series A-7 Preferred Stock $0.00001 par value 5,078,990 authorized 5,078,990 issued and outstanding, liquidation preference of $225,000, respectively	225,000	225,000
Series A-6 Preferred Stock $0.00001 par value 5,417,115 authorized 5,417,115 issued and outstanding, liquidation preference of $300,000, respectively	300,000	300,000
Series A-5 Preferred Stock $0.00001 par value 8,651,805 authorized 8,651,805 issued and outstanding, liquidation preference of $575,000, respectively	575,000	575,000
Series A-4 Preferred Stock $0.00001 par value 9,279,690 authorized 9,279,690 issued and outstanding, liquidation preference of $925,000, respectively	925,000	925,000
Series A-3 Preferred Stock $0.00001 par value 7,733,945 authorized 7,733,945 issued and outstanding, liquidation preference of $1,028,000, respectively	1,028,000	1,028,000
Series A-2 Preferred Stock $0.00001 par value 547,885 authorized 547,885 issued and outstanding, liquidation preference of $129,434, respectively	129,434	129,434
Series A-1 Preferred Stock $0.00001 par value 63,494,750 authorized 63,494,750 issued and outstanding, liquidation preference of $15,000,000, respectively	15,000,000	15,000,000

Class A Common stock $0.00001 par value 250,000,000 authorized 51,433,895 and 51,433,895 issued and outstanding, respectively	514	514
Class B Common stock, $0.00001 par value 60,000,000 shares authorized, 0 shares issued and outstanding, respectively	-	-
Additional paid-in capital	6,534,541	6,148,098
Accumulated Deficit	(20,886,455)	(14,723,101)
Total stockholders’ equity	3,831,034	9,607,945
Total liabilities and stockholders’ equity	$5,731,392	$10,652,917

See accompanying notes to these financial statements.

NEXGENT, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2021	Year Ended December 31, 2020

Revenues
Educational services	$3,021,358	$2,823,299
Educational services finance revenue	174,810	14,087
Total revenues	3,196,168	2,837,386

Cost of revenues	1,929,399	1,630,790

Gross profit	1,266,769	1,206,596

Operating Expenses:
General and administrative	3,324,739	2,579,228
Sales and marketing	1,739,559	1,436,147
Research and development	334,349	443,142
Total operating expenses	5,398,647	4,458,517

Operating loss	(4,131,878)	(3,251,921)

Other (income) expense:
Interest and dividend income	(1,027)	(45,545)
Other expense	5,503
Loss on impairment	2,027,000	-
Total other (income) expense	2,031,476	(45,545)

Loss before provision for income taxes	(6,163,354)	(3,206,376)

Provision for income taxes	-	800

Net loss	$(6,163,354)	$(3,207,176)
Earnings per share
Net loss per share - basic	$(0.12)	$(0.03)
Net loss per share - diluted	$(0.12)	$(0.03)

Weighted average number of shared outstanding
Basic	51,433,895	51,433,895
Diluted	51,433,895	51,433,895

See accompanying notes to these financial statements.

NEXGENT, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A-7		Series A-6		Series A-5		Series A-4		Series A-3		Series A-2		Series A-1		Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	deficit	(Deficit)
December 31, 2019	5,078,990	$225,000	5,417,115	$300,000	8,651,805	$575,000	9,279,690	$925,000	7,733,945	$1,028,000	547,885	$129,434	63,494,750	$15,000,000	51,433,895	$514	-	$-	$5,519,393	$(11,515,925)	$12,186,416
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	628,705	-	628,705
Shares issued for services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,207,176)	(3,207,176)
December 31, 2020	5,078,990	225,000	5,417,115	300,000	8,651,805	575,000	9,279,690	925,000	7,733,945	1,028,000	547,885	129,434	63,494,750	15,000,000	51,433,895	514	-	-	6,148,099	(14,723,101)	9,607,945
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	386,443	-	386,443
Shares issued for services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Stock issuance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,164,158)	(6,164,158)
December 31, 2021	5,078,990	$225,000	5,417,115	$300,000	8,651,805	$575,000	9,279,690	$925,000	7,733,945	$1,028,000	547,885	$129,434	63,494,750	$15,000,000	51,433,895	$514	-	-	$6,534,541	$(20,887,259)	$3,830,231

See accompanying notes to these financial statements.

NEXGENT, INC.

STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,163,354)	$(3,207,176)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	49,261	63,026
Stock-based compensation	386,443	628,705
Impairment on note receivable	2,027,000	-
Changes in operating assets and liabilities:
Accounts receivable	357,345	618,083
Income sharing agreement	(877,643)	(1,957,672)
Inventory	(49,891)	32,964
Prepaid expenses and other current assets	(418,767)	(20,833)
Contract assets (unbilled receivables)	-	149,460
Other assets	(40,667)	-
Accounts payable	(141,880)	169,981
Accrued liabilities	159,540	173,550
Deferred revenue	5,730	1,681
Other current liabilities	74,025	-
Income sharing agreement deposits	231,154	518,067
Net cash used in operating activities	(4,401,704)	(2,830,164)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(92,560)	(23,239)
Note receivable and accrued interest	-	(2,027,000)
Note receivable and accrued interest - related party	(100,150)	(50,100)
Net cash used in investing activities	(192,710)	(2,100,339)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shareholder loan	1,817	-
Deferred offering costs	(137,226)	-
Proceeds from sale of SAFE Notes	525,000	-
Net cash provided by financing activities	389,591	-

Decrease in cash and cash equivalents	(4,204,823)	(4,930,503)
Cash and cash equivalents, beginning of period	6,014,395	10,944,898
Cash and cash equivalents, end of period	$1,809,572	$6,014,395

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$800

See accompanying notes to these financial statements.

NEXGENT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

NexGenT, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) was formed on May 2, 2016 in the State of Delaware. The Company’s headquarters are in Austin, Texas.

The Company currently provides online training programs and courses in cyber security and full stack network engineering. The training programs span approximately six months (for part time students) or three months (for full time students) and students receive a certificate upon graduation, helping them secure employment in various IT fields. In addition, the company offers shorter, supplemental training courses and “bootcamps” spanning one week to eight weeks to provide training for different fields of specialty within cyber security and network engineering. Historically, the company offered a variety of self-paced training courses for various levels of full stack network engineering competency.

Stock Split

In September 2021, the Company’s board of directors and stockholders approved a 5-for-1 stock split of its issued and outstanding shares of common and preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic (the “Pandemic”). This contagious disease outbreak, which has continued to spread, has adversely affected workforces, customers, economies, and financial markets globally. It has also disrupted the normal operations of many businesses.

The uncertainty surrounding the Pandemic and its possible implications created some demand variability. However, we believe demand for our training courses did not suffer a significant downturn because our courses are online and the jobs available using the skills we teach can also be performed remotely. We expect demand variability for our products may continue because of the Pandemic.

As of December 31, 2021, the Company has been following the recommendations of local health authorities to minimize exposure risk for its employees, including minimizing employee activity at its corporate office and having employees work remotely. Most vendors have transitioned to electronic submission of invoices and payments.

Management’s Plan

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has generated net losses and has negative cash flows from operations. In addition, the Company’s revenue recognized through Income Sharing Agreements (“ISA”) is expected to be received over an extended period of time. While the Company has previously secured agreements with an ISA financing entity in order to sell its ISA contracts and de-risk the extended cash flow receipts, the Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters can raise doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through debt and/or equity financing, as well as current cash on hand. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. However, the Company has developed cash flow scenarios which allow the company to reach breakeven with scaled down operations. Still, the accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principals generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, our financial statements do not include all the information and footnotes required by GAAP for complete financial statements. Normal and recurring adjustments considered necessary for a fair statement for the results for the interim periods have been included.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting periods. Significant estimates include the value of ISAs as discussed in Note 2, stock-based compensation, allowances for doubtful accounts, and valuation allowances on deferred tax assets. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates, especially the estimates of the value of the ISAs will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments.

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	December 31,	Fair Value Measurements Using
	2021	(Level 1)	(Level 2)	(Level 3)
Income sharing agreements receivable	$2,835,315	$-	$-	$2,835,315
Total assets at fair value on a recurring basis	$2,835,515	$-	$-	$2,835,315

SAFE notes	$525,000	$-	$-	$525,000
Total liabilities at fair value on a recurring basis	$525,000	$-	$-	$525,000

	December 31,	Fair Value Measurements Using
	2020	(Level 1)	(Level 2)	(Level 3)
Income sharing agreements receivable	$1,957,672	$-	$-	$1,957,672
Total assets at fair value on a recurring basis	$1,957,672	$-	$-	$1,957,672

The Company measures the ISAs and SAFEs at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the ISAs and SAFEs uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The ISA and SAFE value may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the asset. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods. See Revenue Recognition in Note 2 for discussion of valuation of ISAs. As the SAFEs were entered into near 2021year end, the Company does not believe there were any significant events that would change the fair value of the SAFEs compared to the amount paid.

Changes in level three assets are due to the additions of income sharing agreements receivable, net of collections; or the addition of SAFE’s. There were no gains or losses recorded on the remeasurement of level 3 assets or liabilities.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at amounts due from customers net of allowances for withdrawals, discounts, and doubtful accounts. The Company regularly reviews and revises, when deemed necessary, its estimates of withdrawals and discounts based primarily on historical results.

The Company determines its allowance for doubtful accounts by considering a number of factors including: the length of time accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy. The Company provides an allowance for doubtful accounts when accounts receivable become uncollectible. Write-offs of accounts receivable are recorded against the allowance when identified. As of December 31, 2021 and December 31, 2020, the Company has not recorded an allowance for doubtful accounts.

Income Sharing Agreements Receivable

As further described below under Revenue Recognition students have the option to pay their tuition by entering into an Income Sharing Agreement (ISA). The Company either retains these contracts or sells them to a third party. This practice commenced in 2020 and as of December 31, 2021 84% had been retained and 16% were sold, based on gross receivable value. This receivable balance is the amount the Company expects to receive.

Inventory

The Company records its inventory at the lower of cost or net realizable value. Cost is determined on a first-in, first out basis and is comprised of educational training supplies and student equipment.

Property and Equipment

Property and equipment are stated at cost. The Company’s property and equipment is depreciated using the straight-line method over the estimated useful life of three (3) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Simple Agreement for Future Equity

The Company has issued Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 5).

The Company has accounted for its SAFE investments as derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 contains a framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company’s primary source of revenue is the online educational training programs and courses in cyber security and full stack network engineering. The training programs have historically ranged from approximately three months (for full time students) to six months (for part time students) and are either self-paced or as part of a set program (see Cohort Revenues below). In addition, the company offers shorter, supplemental training courses and “bootcamps” spanning one week to eight weeks to provide training for different fields of specialty within cyber security and network engineering, and self-paced pay as you go content.

Payment structures for educational training programs is provided primarily in the following ways: 1) on-demand where students buy individual classes that are delivered digitally in a self-paced environment, 2) through payment plans generally ranging from six months to seven years; 3) Commencing in 2020 through a ISAs (see Cohort Revenues below). These forms of revenue are considered tuition related and included in educational services revenue in the accompanying statement of operations.

On-Demand and Self Paced

On-demand classes that are paid by the student upfront are deemed earned once the payment is processed as content is delivered to the student simultaneously. Self-paced programs and guided cohorts are deemed earned over the estimated timeline to completion. Revenue is deferred to the extent collected amounts exceed the revenue recognized based on the estimated timeline to completion. Contract assets (unbilled receivables) are recorded to the extent that the Company’s right to tuition based on completion of educational services exceeds amounts billed. Revenue is recorded, net of refunds.

Cohort Revenues

The Company has two basic forms of payment for its tuition revenue related to guided cohorts: (1) Cash received from the student at the time of instruction or receivable based on a payment plan generally less than six months (“Full Pay”) model, and (2) by entering into Income Sharing Agreement (“ISA”) between the Company and the student (“ISA Model”).

Full-Pay Model

Upon enrollment, the Company either receives full payment of tuition, or enters into a payment plan with the student that generally correlates to the timeline of the course instruction. When consideration is received or receivable from the student at the time of instruction, the only performance obligation is delivery of the course material. Such delivery occurs over the approximately six-month term of the course and revenue is recognized uniformly over that six-month term. Revenue is deferred to the extent not earned. Deferred revenue at each year end, is expected to be earned within approximately the first six months of the following year.

The company provides discounts and refunds under certain circumstances, such discounts are netted against revenue.

ISA Model

Students have the election to enter an ISA wherein they pay no tuition up front but agree to remit a fixed percentage (generally 10% – 12.5%) of their qualifying salary for up to 48 monthly installments, not to exceed $25,000 (“Payment Cap”). Each ISA has a stated tuition of $12,500 which is the course cost of tuition for students who pay in cash in the Full Pay model as described above. Qualifying salary is defined in the ISAs as annual income over $40,000 to $50,000 based on the terms of the specific ISA. The ISAs do not bear stated interest. Each contract includes a deferral period if no qualifying salary is met, generally three (3) years, and, a contract expiration date, generally seven (7) years. If the contract ends without payments meeting the Payment Cap, no additional payments are required. If there is no qualifying salary within 36 months of student graduation, meaning the student does not have a job (of any type) paying them more than the amount specified in the ISA contract, then the ISA contract becomes void with no monies due to the company. All ISAs are initially owned by the Company (see ISAs Sold to Third Party Finance Company (“TPFC”) below for subsequent sales of ISAs).

Under ASC 606, the portion of tuition revenue related to the ISA is considered a form of variable consideration. To value the tuition revenue for ISA related contracts, the Company aggregates students based on similar characteristics, including: enrolled course type (full stack network engineering or cyber security), level of education, and those students who have been identified to have their contracts sold to our TPFC (see below). To value ISA contracts within these segregated groups, the Company must estimate the collection rate (rate at which students obtain jobs with qualifying salary), collection amount based on estimated average qualified salaries, default ratios, and timing of collection, which requires significant management judgment. We use publicly available information, as well as limited historical information to obtain these estimates. As there is a significant finance portion of these contracts, the Company present values the estimated revenue stream using rates between 6.9% and 9.7%.

The estimated ISA contract amount is determined at the inception of the contract and we recognize uniformly, the related revenue and ISA receivable as the student progresses through the course (generally six (6) months). Each reporting period, we update our assessment of the variable consideration associated with ISAs. Revenue has been constrained to the extent that historical operations and management’s expectations of future cash flows are believed to be supportable and not subject to reversal. Because revenue is constrained for ISA contracts as future cash flows are dependent on the occurrence or non-occurrence of an event, at times, revenue recognized for these students may be less than what the Company would record for a student who was under the Full-Pay Model.

The Company adjusts the estimate each reporting period as new information becomes available in accordance with ASC 326, Financial Instruments – Credit Losses. The Company records implied interest revenue under the effective interest method.

Students may be subject to lesser income sharing percentages based on early withdrawal from the course based on the terms of the enrollment agreement. Such percentages generally range from 1.5% to 10%. In such cases, the Company constrains the revenue to the extent it believes future cash flows are not subject to reversal. If a student cancels their program within 30 days, no revenue is recorded and the ISA is void. Based on information obtained to date, the Company has determined that any student who withdraws early from the course and is required under the ISA to share a portion of their income that is less than 100%, has their revenue fully constrained as the historical data does not support substantive ability to collect.

ISAs – Third Party Finance Company (TPFC)

The Company entered into a Master Services Agreement (“MSA”) with a TPFC. Pursuant to the terms of the ISA financing MSA, students are pooled into groups specified in the agreement and measured on performance milestones. If the performance milestones are not met this will trigger a cash-trap event. Triggering a cash-trap event gives the TPFC the option to no longer purchase eligible ISA contracts at their discretion; however, no previously purchased ISAs can be put back to the Company. Pursuant to the terms of the MSA, the Company pays management fees of $10 per month per any active ISA, pursuant to specified limits. Additionally, the Company pays a 5% origination fee of the purchase price for each ISA, and a 5% processing fee for payments processed. Pursuant to the terms of the Master Services Agreement, the TPFC has committed to purchase up to $6 million of ISAs.

Prior to commencement of the course, certain qualified students are identified and their contracts are agreed to be sold to the TPFC after certain requirements are met by the student. The TPFC remits either 36% or 60% of the stated tuition to the Company, depending on the course taken. These payments are broken into 50% upon the student commencing the course (“ISA Deposit”) and 50% upon selling the ISA to the TPFC. The sale of the ISA occurs upon graduation from the course or upon a qualified job placement as defined by the agreement. The ISA Deposits are deferred at the time they are received as they represent a deposit that can be put back to the Company if the student fails to meet a qualifying event. Upon a qualifying event and the Company selling the ISA in full and without recourse to the TPFC, the ISA Deposit is removed and applied against the ISA receivable from the TPFC. For those contracts that are sold after a qualified placement, the revenue related to those contracts are no longer deemed constrained as it relates to the collection rate (placement rate) variable. Accordingly, the incremental revenue for such contracts is recorded as revenue immediately prior to the sale of the contract. In 2020, when these contracts were agreed to be sold up front, the Company valued the variable consideration based on the expectation they would be sold under specific conditions. Due to the number of contracts that were ultimately not sold, in 2021, the Company changed its practice and now recognizes revenue under the assumption that contracts will not be sold until such time as it is actually sold. Thus, there is no gain or loss on the sale of the ISA to the TPFC.

After a qualifying event and to the extent that students make payments to the TPFC, the third party deducts fees and recoups its initial investment plus an agreed upon internal rate of return per the MSA. Subsequently, if cash flows on a pooled basis permit, the Company recoups the remaining stated tuition in excess of the advance, then future payments are split between the parties to the extent realized.

Cost of Revenues

Cost of revenue consists primarily of expenses associated with technology costs to store and deliver educational content. Cost of revenue also includes costs, such as salaries and non-employees whose primary responsibilities relate to supporting the delivery of educational content and overseeing guided cohorts.

Advertising

The Company expenses the cost of advertising and promotions as incurred and are included in operating expense in the accompanying statements of operations.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Research and development costs consist primarily of non-capitalizable software related services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over an employee’s requisite vesting period and over a non-employee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Net loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. The Company excluded totaling 33,336,824   and 33,465,480   stock options and 100,200,180 convertible preferred stock from diluted earnings per share calculations, for the year ended December 31, 2021 or 2020, respectively since their effects are anti-dilutive.

Concentrations and Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors, and accordingly, the loss of any such vendors would not have a significant impact on the Company’s operations.

The Company sells a certain percentage of its ISA’s as disclosed above to TPFC, who holds 100% of such ISAs. The loss of the TPFC would have a significant impact on the Company’s cash flow.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Leases

The Company’s lease is accounted for under the provisions of FASB ASC Topic 840, Leases, which require leases to be evaluated and classified as operating or capital leases for financial reporting purposes. Costs for operating leases that include incentives such as payment escalations or rent abatements are recognized on a straight-line basis over the term of the lease. Additionally, inducements received from lessors are treated as a reduction of costs over the term of the agreement. There were no capital leases as of December 31, 2021 and December 31, 2020.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet of all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new guidance, which is effective for the Company beginning on January 1, 2022, although early adoption is permitted.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – NOTES RECEIVABLE

In November 2020, the Company entered into an unsecured promissory note (“the Note”) with an unrelated party (the “Obligor”) for $2,000,000, which matures October 2023. The note bears interest at 12% per annum and is due with accrued interest thereon, upon maturity. The Company has evaluated the promissory note for impairment and has concluded the note is fully impaired as of December 31, 2021, due to the uncertain financial position of the Obligor caused in large part by supply chain disruptions due to COVID-19. While the Obligor expressed confidence in its ability to meet obligations to the Company within contracted guidelines, it could not provide financial projections sufficient to confirm that it is probable that the obligations will be met. As such, the Company has recorded a loss from impairment of $2,027,000, the full amount of the principal and all interest accrued as of December 31, 2020.

In December 2020, the Company entered into a promissory note with a related party for $50,000, which matures December 14, 2022. The note bears interest at 0.15% per annum and is unsecured. The Company entered into a second note with the same party in April 2021 for $50,000, which matures at the earlier of April 8, 2023 or immediately prior to the dissolution or winding up of the Borrower. The note bears interest at 0.12% per annum and is unsecured. In July 2021, the Company issued a third note to the same party totaling $50,000 and bearing interest at 0.12% per annum, maturing in July 2023.

NOTE 4 – PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consisted of the following:

Property and equipment disclosure

	December 31, 2021	December 31, 2020
Furniture and fixtures	$107,360	$138,401
Leasehold improvements	97,892	38,385
Computer equipment and software	196,221	165,180
Total property and equipment	401,473	341,966
Accumulated Depreciation	(254,361)	(238,153)
	$147,112	$103,813

Depreciation expense for years ended December 31, 2021 and 2020 was $49,261 and $63,026, respectively.

NOTE 5 – SAFE NOTES

Simple Agreement for Future Equity (SAFE)

In August and September 2021, the Company entered into simple agreements for future equity (SAFE) for $525,000. The SAFE will convert to preferred stock upon a qualified preferred stock financing. The agreement provides the right to future equity in the Company, based on the lesser of a valuation cap of $75 million and 20% discount rate.

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company’s capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers, except as described below.

Leases

The Company leased a facility in San Jose, California under a non-cancellable operating lease that expired in June 2021. Minimum base rent ranged from $15,142 to $16,144 during the lease term. Minimum lease payments under the lease were approximately $96,000 during 2021. The Company vacated the offices in 2020 and stopped paying rent. The Company has accrued approximately $207,000 and $110,000 for unpaid base rent as of December 31, 2021 and 2020.

In 2021, the landlord of the San Jose lease filed a lawsuit against the Company for non-payment of rent pursuant to the terms of the lease. In July 2022, the Company negotiated a settlement with the landlord for $85,000, if all payments were made under the settlement. See Note 9 for details on the settlement.

In August 2021, the Company leased a facility in Maricopa County, Arizona. The lease commenced September 1, 2021 and expires August 31, 2026. Minimum base rent ranges from $14,167 to $20,542 during the lease term. Payments under the lease by year are as follows:

2022	$181,336
2023	212,500
2024	232,332
2025	240,832
2026	164,336
Total	$1,031,336

Total rent expense for the years ended December 31, 2021 and 2020 amounted to $202,545 and $197,909, respectively.

See Note 2 for MSA entered into during 2020 for the sale of ISAs.

NOTE 7 – STOCKHOLDERS’ EQUITY

Preferred Stock

We have authorized the issuance of 100,204,180 shares of our preferred stock, $0.00001 par value per share. Of these authorized shares, 100,204,180 are designated as Series A Preferred Stock (“Series A”). The Company has further designated the Series A to Series A-1 through A-7 Preferred stock. The applicable “Series A Original Issue Price” shall mean: (i) $0.23624 per share with respect to Series A-1 Preferred Stock; (ii) $0.23624 per share with respect to Series A-2 Preferred Stock; (iii) $0.13292 per share with respect to Series A-3 Preferred Stock; (iv) $0.09968 per share with respect to Series A-4 Preferred Stock; (v) $0.06646 per share with respect to Series A-5 Preferred Stock; (vi) $0.05538 per share with respect to Series A-6 Preferred Stock and (vii) $0.0443 per share with respect to Series A-7 Preferred Stock in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Series A Preferred Stock.

Series A Preferred Stock

The Series A has liquidation priority over the common stock. The holders of Preferred Stock are entitled to dividends, when, as and if declared by the Board of directors and are non-cumulative, at an annual rate of 8% of the applicable Series A Original Issue Price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) for each share of Series A Preferred Stock, calculated from the date of purchase payable in cash or in kind at the election of the Board of Directors. In the event of the liquidation, dissolution or winding up of the Company, the Series A shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to common stock, liquidation distributions. Holders of Series A will receive an amount equal to the greater of the applicable Series A Original Issue Price, plus any dividends declared but unpaid thereon or such amount per share as would have been payable had all shares of such series of Preferred stock been converted into common stock immediately prior to liquidation, dissolution, winding up, or deemed liquidation event. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as-converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock, with aggregate gross proceeds to the Company of not less than $20,000,000

Common Stock

We have authorized the issuance of 310,000,000 shares of common stock with par value of $0.00001. The Company has designated 250,000,000 shares as Class A Common Stock and 60,000,000 shares as Class B Common Stock.

Stock Options

In 2016, our Board of Directors adopted the NexGenT, Inc. 2016 Stock Option Plan (the “2016 Plan”).  The 2016 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 43,097,020 shares of our common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company valued options granted under the 2016 Plan under ASC 718 using the Black-Scholes pricing model. The granted options in 2021 and 2020 have an exercise price of $0.08, vest over four years and expire in ten years. The stock options granted during the years ended December 31, 2021 and the year ended December 31, 2020 were valued using the Black-Scholes pricing model using the range of inputs as indicated below:

	Year Ended	Year Ended
	December 31,	December 31,
	2021	2020

Expected life in years	6.25	6.25
Stock price volatility	60.0%	60.0%
Risk free interest rate	1.02% - 1.24%	0.63% - 1.83%
Expected dividends	None	None
Forfeiture rate	0.0%	0.0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The expected term of employee stock options is based on the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company’s stock option activity and related information is as follows.

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
		Exercise	Life
	Options	Price	(Years)
Outstanding at January 1, 2020	3,175,000	$0.08	9.90
Granted	30,540,480	0.08
Forfeited/cancelled	(250,000)	0.08
Exercised	-
Outstanding at December 31, 2020	33,465,480	0.08	9.24
Granted	1,725,000	0.08
Forfeited/cancelled	(1,736,991)	0.08
Exercised	(116,665)	-
Outstanding at December 31, 2021	33,336,824	0.08	7.83

Vested and expected to vest at December 31, 2021	33,336,824	0.08	7.83

Exercisable at December 31, 2021	22,878,590	0.08	7.83

The weighted average grant date fair values of options granted during the year ended December 31, 2021 and the year ended December 31, 2020 was approximately $0.045 for both years.

A summary of non-vested options at December 31, 2021 and December 31, 2020 is as follows.

		Weighted
		Average
		Grant Date
	Shares	Fair Value
Unvested at January 1, 2020	2,905,085
Granted	30,540,480
Forfeited/cancelled	(250,000)
Vested	(14,832,700)
Unvested at December 31, 2020	18,362,865	$0.04
Granted	1,725,000
Forfeited/cancelled	(1,736,911)
Vested	(7,892,640)
Unvested at December 31, 2021	10,458,234	$0.05

During 2021, a former employee exercised 116,665 vested stock options for gross proceeds of $9,333. The Company subsequently returned the funds to retire the stock as if the options were not exercised. There is no net effect on cash flow or equity related to this transaction.

Stock option expense for the years ended December 31, 2021 and 2020 was $386,443 and $628,705, respectively. Total unrecognized compensation cost stock option awards as of December 31, 2021 amounted to $471,785   and will be recognized over a weighted average period of approximately 1.5 years.

NOTE 8 – INCOME TAXES

For the years ended December 31, 2021 and 2020, the Company only recorded state minimum taxes due to current and historical losses incurred by the Company. The Company’s losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act as the effect of such provisions was not expected to have a material impact on the Company’s results of operations, cash flows and financial statements.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
Current:
Federal	$-	$-
State	-	800
	-	800

Deferred:
Federal	(1,174,868)	(461,382)
State	(32,896)	(193,341)
	(1,207,764)	(654,723)
Valuation allowance	1,207,764	654,723
Total provision for income taxes	$-	$800

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the year ended December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
Tax at Federal Statutory Rate	21.0%	21.0%
Meals & Entertainment	(0.1)%	0.0%
Incentive Stock Options	(1.3)%	(4.1)%
Other	(0.3)%	(3.5)%
Change in Valuation Allowance	(19.3)%	(20.4)%
Provision for Taxes	0.0%	0.0%

The components of deferred tax assets (liabilities for federal and state income taxes consisted of the following as of December 31, 2021 and December 31, 2020.

	December 31, 2021	December 31, 2020
Net Operating Loss Carryforwards	3,598,978	2,368,195
Deferred Revenue	(50,199)	(35,253)
Depreciation & Amortization	(8,081)	(8)
Gross Deferred Tax Assets	3,540,698	2,332,934
Valuation Allowance	(3,540,698)	(2,332,934)
Net Deferred Tax Assets	-	-

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which are comprised primarily of net operating loss carryforwards and tax credits. Management has considered the Company’s history of cumulative net losses, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against these net deferred tax assets as of December 31, 2021 and December 31, 2020, respectively. The Company reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance during 2021 increased by $1,207,764 primarily due to the generation of net operating loss carryforwards.

Based on federal tax returns filed or to be filed through December 31, 2021, the Company had approximately $14,206,000 in U.S. and state tax net operating loss carryforwards, which begin to expire in 2036. The 2017 Tax Cuts and Jobs Act (“TCJA”) will generally allow losses incurred after 2017 to be carried over indefinitely, but will generally limit the net operating loss deduction to the lesser of the net operating loss carryover or 80% of a corporation’s taxable income (subject to Section 382 of the Internal Revenue Code of 1986, as amended). Also, there will be no carryback for losses incurred after 2017. Losses incurred prior to 2018 will generally be deductible to the extent of the lesser of a corporation’s net operating loss carryover or 100% of a corporation’s taxable income and be available for twenty years from the period the loss was generated. Losses starting in 2018 do not expire. The CARES Act temporarily allows the Company to carryback net operating losses arising in 2018, 2019 and 2020 to the five prior tax years. In addition, net operating losses generated in these years could fully offset prior year taxable income without the 80% of the taxable income limitation under the TCJA which was enacted on December 22, 2017. The Company has been generating losses since its inception, as such the net operating loss carryback provision under the CARES Act is not applicable to the Company.

The Company files tax returns in the United States and various states in which nexus is achieved. The Company is subject to U.S. federal and state tax examinations by tax authorities for years 2017 through present. As of December 31, 2021 and 2020, the Company has recorded no liability for unrecognized tax benefits, interest, or penalties related to federal and state income tax matters and there are currently no pending tax examinations. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through January, __ 2023.

As of the report date, the Company had negotiated the final amount due to satisfy its operating lease obligation regarding an office lease in San Jose, California, abandoned by the Company in June 2021. The Company initially recorded the full minimum lease payments due through the end of the lease, which totaled approximately $206,668. However, the landlord, who was pursuing legal action as of December 31, 2021, settled for $85,000 payable in monthly installments of $2,500 over thirty-four months, beginning July 2022. In the event the Company defaults and fails to timely cure, judgment will be immediately entered in the amount of $245,969, which would be due and payable immediately. The Company intends and believes it will be able to timely make each monthly installment and does not believe it is likely the full judgment will become due and payable. The Company will record a gain, if and when the requirement settlement payments have been met.

In August 2022, the Company agreed with its income sharing partner to buy back a number of contracts that said partner was in the process of purchasing from the Company. The total of the buyback amount was settled at $444,150, including $423,000 of previously received funds, plus 5 percent in fees. The liability for the buyback is split between current and non-current based on the agreed upon repayment schedule.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)

2.2	Bylaws (1)

3.1	Form of Custody Account Agreement (2)

3.2	Form of Warrant Agreement and Form of Warrant for Shares of Class B Common Stock (1)

3.3	Voting Agreement (1)

3.4	Investor Rights Agreement (1)

3.5	Right of First Refusal and Co-Sale Agreement (1)

4.1	Form of Subscription Agreement (1)

8.1	Form of Escrow Agreement (2)

(1)	Incorporated by reference to the Company’s Form 1-A filed with the SEC on September 30, 2021.

(2)	Incorporated by referenced to the Company’s Form 1-A/A filed with the SEC on November 1, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NexGenT, Inc.

/s/ Terry Kim
Chief Executive Officer
Date: January 23, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Terry Kim
Principal Executive Officer
Date: January 23, 2023

/s/ Jacob Hess
Principal Financial Officer, Principal Accounting Officer
Date: January 23, 2023